

QUINTANA ROO
YUCATAN
MAR CARIBE
CANCÚN (Cab.Mpal.)
KM 164+870
NIZUC
VALVULA DE BLOQUEO
TRAMPA DE RECIBO DE DIABLOS
ESTACION DE MEDICION
Lat. = 21°04'06" N
Long.=86°50'55" W
Alfredo V.Bonfil.
ESTACION DE MEDICION ENTREGA
Km 154+619
AEROPUERTO
Lat.= 21°04'54"N
Long.= 86°56'47"W
VS-08
Km 140+134
CANDELARIA
Lat.= 21°03'09"N
Long.= 87°04'01"W
Km 52+034
NUEVO VALLADOLID
INTERCONEXION
Lat. = 20°56'02" N
Long.=87°19'40" W
MUNICIPIO DE LAZARO CARDENAS
ESTADO DE QUINTANA ROO
Km 109+449
VALLADOLID
NUEVO 1
Lat.= 20°56'01"N
Long.= 87°19'41"W
Km 103+204
STO DOMINGO
Lat.= 20°54'49"N
Long.= 87°23'03"W
VB-01
Leona Vicario
Valladolid Nuevo
VS-06
MUNICIPIO DE BENITO JUAREZ
ESTADO DE QUINTANA ROO
VS-07
Km 124+896
LEONA VICARIO
Lat.= 20°59'02"N
Long.= 87°11'38"W
Ignacio Zaragoza
VB-02
Km 109+549
NUEVO
VALLADOLID 2
Lat.= 20°56'03"N
Long.= 87°19'38"W
KM 51+984
NUEVO VALLADOLID
TRAMPA DE RECIBO DE DIABLOS
VALVULA DE BLOQUEO
Lat. = 20°56'00" N
Long.=87°19'40" W
VS-03
Km 38+166
BENITO JUAREZ
Lat.= 20°48'48"N
Long.= 87°19'55"W
TRED
Km 88+091
IGNACIO ZARAGOZA
Lat.= 20°52'17"N
Long.= 87°31'19"W
MUNICIPIO DE LAZARO CARDENAS
ESTADO DE QUINTANA ROO
MUNICIPIO DE SOLIDARIDAD
ESTADO DE QUINTANA ROO
VS-01
Km 13+166
EJIDO PLAYA
DEL CARMEN 1
Lat.= 20°39'27"N
Long.= 87°13'28"W
VS-02
Km 25+166
NACOZARI
Lat.= 20°45'47"N
Long.= 87°14'41"W
Playa del Carmen (Cab. Mpal.)
Xcaret
KM 0+000
PUNTA VENADO
INTERCONEXION
ESTACION DE MEDICION
TRAMPA DE ENVIO DE DIABLOS
VALVULA DE BLOQUEO
Lat. = 20°35'16" N
Long.=87°08'07" W
MUNICIPIO DE CHEMAX
ESTADO DE YUCATAN
X`Can
LIMITE MUNICIPAL
VS-05
Km 62+460
BUENAVISTA
Lat.= 20°47'23"N
Long.= 87°44'41"W
VS-04
Km 46+776
ZODZIL
Lat.= 20°42'12"N
Long.= 87°51'51"W
X´Alau
Chemax (Cab. Mpal.)
VS-03
Km 30+179
X´ALAU
Lat.= 20°40'58"N
Long.= 88°00'19"W
GASODUCTO DE 16"Ø
KM 0+000
VALLADOLID
INTERCONEXION
ESTACION DE MEDICION
ESTACION DE COMPRESION
TRAMPA DE ENVIO DE DIABLOS
VALVULA DE BLOQUEO
Lat. = 20°41'51" N
Long.=88°16'21" W
Km 5+099
POPOLA
Lat.= 20°42'52"N
Long.= 88°13'54"W
Km 13+961
TESOCO
Lat.= 20°42'22"N
Long.= 88°09'26"W
VS-01
VS-02
SISTEMA MAYAKAN
GASODUCTO DE 16" DE Φ
CIUDAD PEMEX (TABASCO)
VALLADOLID (YUCATAN)
TERMOELECTRICA
FELIPE CARRILLO PUERTO
VALLADOLID (Cab.Mpal.)
MUNICIPIO DE VALLADOLID
ESTADO DE YUCATAN
SIMBOLOGIA
INTERCONEXION
ESTACION DE MEDICION
TRAMPA DE ENVIO DE DIABLOS
Y VALVULA DE BLOQUEO
TRAMPA DE RECIBO DE DIABLOS
Y VALVULA DE BLOQUEO
TRAMPA DE RECIBO Y ENVIO DE DIABLOS
Y VALVULAS DE BLOQUEO
VALVULA DE SECCIONAMIENTO
TRAZO DE DUCTO
Eje de Tramo Valladolid - Nizuc = 164+870 Km
Eje de Tramo Punta Venado - Nuevo Valladolid = 52+034 Km
Limites Estatal y Municipal

SIGNOS CONVENCIONALES

ESCALA 1 : 250 000

INDICE DE LOCALIZACION

INSTITUTO NACIONAL DE ESTADISTICA GEOGRAFIA E INFORMATICA

fermaca
Pipeline de la Península S. de R.L. de C.V.

PROYECTO : "VALLADOLID"

Tramo_1:" Valladolid - Nizuc "
Tramo_2:" Punta Venado - Nuevo Valladolid "

CARTAS TOPOGRAFICAS
ESCALA 1 : 250 000
Carta UNICA

QUINTANA ROO Y YUCATÁN